Exhibit 3.11

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management’s Responsibility for Financial Information

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of Savanna. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that accounting records are reliable, transactions are properly authorized and assets are safeguarded from loss or unauthorized use.

The Audit Committee is appointed by the Board of Directors, with all of its members being independent directors. The Audit Committee meets with management, as well as with the external auditors, to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditor’s report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been audited independently by Deloitte LLP on behalf of the Company in accordance with Canadian generally accepted auditing standards. Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

Chris Strong	Dwayne LaMontagne

President and Chief Executive Officer Calgary, Alberta	Executive Vice President and Chief Financial Officer Calgary, Alberta

Savanna Energy Services Corp. 2016 ANNUAL REPORT	1

INDEPENDENT AUDITOR’S REPORT

Independent Auditor’s Report

TO THE SHAREHOLDERS OF SAVANNA ENERGY SERVICES CORP.:

We have audited the accompanying consolidated financial statements of Savanna Energy Services Corp., which comprise the consolidated balance sheets as at December 31, 2016 and 2015, and the consolidated statements of net loss, consolidated statements of comprehensive loss, consolidated statements of changes in equity and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Savanna Energy Services Corp. as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Chartered Professional Accountants

March 8, 2017
Calgary, Alberta

Savanna Energy Services Corp. 2016 ANNUAL REPORT	2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Net Loss

(Stated in thousands of Canadian dollars, except per share amounts)

For the years ended December 31	2016	2015
REVENUE	323,900	446,100

COST OF SERVICES
Operating expenses	246,843	302,593
Share-based compensation (Note 9)	189	(5)
Depreciation (Note 10)	93,607	112,029

	340,639	414,617

GROSS PROFIT (LOSS)	(16,739)	31,483

General and administrative expenses (Notes 8, 9 and 10)	29,595	43,277
Impairment losses (Note 18)	—	135,112
Finance expenses (Note 11)	18,081	17,860
Other expenses (income) (Note 12)	8,101	(2,575)

LOSS BEFORE INCOME TAXES	(72,516)	(162,191)

Income tax expense (recovery) (Note 13)	(14,261)	17,940

NET LOSS	(58,255)	(180,131)

NET LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(56,004)	(171,950)
Non-controlling interests (Note 7)	(2,251)	(8,181)

NET LOSS PER SHARE
Attributable to the shareholders of the Company
Basic - net loss (Note 25(h))	(0.61)	(1.91)
Diluted - net loss (Note 25(h))	(0.61)	(1.91)

Consolidated Statements of Comprehensive Loss

(Stated in thousands of Canadian dollars)

For the years ended December 31	2016	2015
NET LOSS	(58,255)	(180,131)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	(10,294)	41,508
Foreign exchange gain (loss) on net investment hedge	1,828	(12,061)
Tax on foreign currency translation adjustments (Note 13)	361	857

COMPREHENSIVE LOSS	(66,360)	(149,827)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Shareholders of the Company	(64,109)	(141,646)
Non-controlling interests (Note 7)	(2,251)	(8,181)

The accompanying notes to the financial statements are an integral part of these consolidated financial statements.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	3

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

(Stated in thousands of Canadian dollars)

At December 31	2016	2015
ASSETS
Current
Cash	18,963	5,767
Accounts receivable (Note 14)	79,520	61,387
Income taxes receivable (Note 13)	892	7,072
Inventory (Note 15)	6,257	6,584
Prepaid expenses and deposits (Note 16)	3,158	2,622
Assets held for sale (Note 17 and 18)	—	6,246

	108,790	89,678
Property and equipment (Notes 17 and 18)	692,164	776,574
Deferred income tax assets (Note 13)	12,922	12,894

	813,876	879,146

LIABILITIES
Current
Bank indebtedness (Note 19)	4,416	3,706
Accounts payable and accrued liabilities (Note 20)	57,373	46,057
Income taxes payable (Note 13)	559	4,224
Current portion of long-term debt (Note 23)	4,741	2,692
Current portion of deferred revenue (Note 22)	3,631	—

	70,720	56,679
Deferred revenue (Note 22)	—	5,054
Long-term debt (Note 23)	238,711	272,021
Deferred income tax liabilities (Note 13)	23,287	40,806
Onerouse lease liabilities (Note 24)	2,827	—

	335,545	374,560

SHAREHOLDERS’ EQUITY
Share capital (Note 25)	1,047,082	1,007,737
Share-based payment reserve	31,987	31,227
Deficit	(642,036)	(586,032)
Foreign currency translation reserve	32,162	40,267
Non-controlling interests (Note 7)	9,136	11,387

	478,331	504,586

	813,876	879,146

The accompanying notes to the financial statements are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

Chris Strong Director	Kevin Nugent Director

Savanna Energy Services Corp. 2016 ANNUAL REPORT	4

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

(Stated in thousands of Canadian dollars)

For the years ended December 31	2016	2015
SHARE CAPITAL (Note 25(b))
Balance, beginning of year	1,007,737	1,007,278
Shares issued	40,528	—
Issued for cash on exercise of stock options	30	—
Fair value of stock options exercised	9	—
Issued through dividend reinvestment plan	—	459
Share issue costs, net of future tax benefits (Note 13(d))	(1,222)	—

Balance, end of year	1,047,082	1,007,737

SHARE-BASED PAYMENT RESERVE
Balance, beginning of year	31,227	31,648
Share-based compensation related to stock options (Note 9)	767	(419)
Fair value of options exercised (reclassified to share capital)	(9)	—
Changes due to changes in foreign exchange rates	2	(2)

Balance, end of year	31,987	31,227

DEFICIT
Balance, beginning of year	(586,032)	(411,102)
Dividends declared (Note 25(b))	—	(2,708)
Acquisition of non-controlling interest	—	(286)
Foreign currency translation on windup of subsidiary	—	14
Net loss attributable to shareholders of the Company	(56,004)	(171,950)

Balance, end of year	(642,036)	(586,032)

FOREIGN CURRENCY TRANSLATION RESERVE
Balance, beginning of year	40,267	9,963
Foreign currency translation adjustment	(10,294)	41,508
Foreign exchange gain (loss) on net investment hedge	1,828	(12,061)
Tax on foreign currency translation adjustments (Note 13(b))	361	857

Balance, end of year	32,162	40,267

NON-CONTROLLING INTERESTS
Balance, beginning of year	11,387	25,147
Partnership distributions (Note 7)	—	(1,640)
Acquisition of non-controlling interest	—	(3,939)
Net loss (Note 7)	(2,251)	(8,181)

Balance, end of year	9,136	11,387

SHAREHOLDERS’ EQUITY	478,331	504,586

The accompanying notes to the financial statements are an integral part of these consolidated financial statements.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	5

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(Stated in thousands of Canadian dollars)

For the years ended December 31	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income taxes	(72,516)	(162,191)
Adjustments for:
Share-based compensation (Note 9)	3,946	(2,091)
Depreciation (Note 10)	95,084	114,028
Impairment losses (Note 18)	—	135,112
Provisions for legal claims (Notes 12 and 21)	—	3,442
Provisions for onerous leases (Notes 12 and 24)	4,524	—
Loss on repurchase of unsecured notes (Note 12)	152	—
Finance expenses (Note 11)	18,081	17,860
Interest paid	(16,965)	(16,813)
Income taxes paid	(4,614)	(7,758)
Income taxes received	5,227	2,402
Loss on disposal of assets (Note 12)	1,311	759

	34,230	84,750
Change in non-cash working capital (Note 27)	(23,047)	51,297

	11,183	136,047

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchase of property and equipment (Note 18)	(26,757)	(57,769)
Proceeds on disposal of assets (Note 18)	10,543	31,593
Change in non-cash working capital (Note 27)	9,218	(21,000)
Change in notes receivable	—	237
Interest received	—	20

	(6,996)	(46,919)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Shares issued, net of share issue costs (Note 25(b))	39,337	—
Dividends paid (Note 25(b))	—	(4,951)
Issuance of long-term debt	197,366	32,569
Debt transaction costs	(5,460)	(727)
Repayment of long-term debt	(222,821)	(119,264)
Partnership distributions to non-controlling interests (Note 7)	—	(1,640)

	8,422	(94,013)

Effect of foreign exchange rate changes on cash	(123)	640

Increase (decrease) in cash	12,486	(4,245)

Cash, net of bank indebtedness, beginning of year	2,061	6,306

CASH, NET OF BANK INDEBTEDNESS, END OF YEAR	14,547	2,061

Represented by:
Cash	18,963	5,767
Bank indebtedness (Note 19)	(4,416)	(3,706)

	14,547	2,061

The accompanying notes to the financial statements are an integral part of these consolidated financial statements.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

(Stated in thousands, except per share amounts)

Note 1. Description of Business

Savanna Energy Services Corp. (the “Company” or “Savanna”) was incorporated under the Alberta Business Corporations Act on March 22, 2001, to provide a variety of services in the oil and natural gas industry. The Company’s head office is located in Calgary, Alberta at 800, 311 – 6th Avenue S.W. Savanna operates through a number of wholly-owned subsidiaries and limited partnerships partially owned by the Company, all of which are managed through three reportable segments: corporate, services, and drilling.

			% Interest
Subsidiary	Country	Segment	2016	2015
Savanna Energy Services Corp. (parent company)	Canada	Corporate	100	100
Savanna Energy Services (U.S.A.) Corp.	United States	Corporate	100	100
Savanna Energy Services PTY Ltd.	Australia	Corporate, Services, Drilling	100	100
Savanna Well Servicing Inc.	Canada	Services	100	100
Savanna Well Servicing Corp.	United States	Services	100	100
D&D Oilfield Rentals Corp.	Canada	Services	100	100
Savanna Drilling Corp.	Canada	Drilling	100	100
Savanna Drilling Limited Partnership	Canada	Drilling	100	100
Savanna Drilling LLC	United States	Drilling	100	100
Savanna Energy Services Limited Partnership #1	Canada	Drilling	50	50
Savanna Energy Services Limited Partnership #5	Canada	Drilling, Services	50	50
Savanna Energy Services Limited Partnership #6	Canada	Drilling	50	50
Savanna Energy Services Limited Partnership #7	Canada	Drilling	50	50
Savanna Energy Services Limited Partnership #9	Canada	Services	50	50
Savanna Energy Services Limited Partnership #10	Canada	Services	50	50
Savanna Energy Services Limited Partnership #11	Canada	Services	50	50
Fort McKay - Savanna Energy Services Limited Partnership	Canada	Drilling, Services	49	49

Note 2. Basis of Presentation and Consolidation

The consolidated financial statements of Savanna have been prepared by management, on a historical cost basis, other than as disclosed in Note 3(n), in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in thousands of Canadian dollars. The significant accounting policies adopted in the preparation of the consolidated financial statements are set out in Note 3. Unless otherwise stated, these policies have been consistently applied to all the periods presented. The consolidated financial statements include the accounts of the Company, its subsidiaries and the limited partnerships partially owned by the Company. Savanna’s Aboriginal partners’ shares in the equity and net loss of the limited partnerships partially owned by the Company are reported as non-controlling interests. All inter-company transactions, balances, revenues and expenses have been eliminated. The Company’s net loss and cash flows include the results of any acquisitions from their dates of acquisition.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

The consolidated financial statements were approved by the Board of Directors and authorized for issue on March 8, 2017.

Note 3. Significant Accounting Policies

A) BUSINESS COMBINATIONS

Acquisitions of subsidiaries and assets that meet the definition of a business under IFRS are accounted for using the acquisition method. The consideration for each acquisition is measured at the date of exchange as the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued by the Company. The identifiable assets acquired and liabilities and contingent liabilities assumed that meet the conditions for recognition under IFRS 3, Business Combinations, are recognized at their fair values at the acquisition date, except for deferred income taxes, employee benefit arrangements, share-based compensation, and assets held for sale, which are measured in accordance with their applicable IFRS. Any excess consideration over the fair value of the identifiable net assets is recognized as goodwill. Acquisition-related costs, other than those associated with the issuance of debt or equity, are recognized in earnings as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date. The measurement period is the period from the date of acquisition to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date up to a maximum of one year.

B) REVENUE RECOGNITION

Revenue from drilling, well servicing and other oilfield services is recognized upon delivery of service to customers and is calculated on a daily or hourly basis. The customer contract terms do not include a provision for post-delivery obligations. On meterage and turnkey contracts, work in progress is based upon the depth drilled. The receipt of unearned contract revenue is recorded as deferred revenue and is recognized over time until the contract is completed or when the targeted depth has been realized.

Cost recoveries billed to customers are included as both revenue and operating expenses and are not netted when the Company has: primary responsibility for providing the goods and services to the customer and for fulfilling the order; inventory risk as it must compensate the supplier regardless of whether the customer accepts the good or service; latitude in establishing prices; and credit risk for the amount receivable from the customer as it must pay the supplier and then bill the customer with no guarantee of collection.

The Company’s original long-term contracts in Australia provided for an amount, which was due on rig commissioning, to cover transportation, mobilization and rig-up costs incurred to get rigs into the Australian market, some of which form part of the capital cost of the rigs. The amounts received or receivable are recognized against operating costs as incurred or, in the case of capital costs, over the term of the related contract.

Interest revenue is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably. Interest revenue is accrued on a monthly basis, by reference to the principal outstanding and at the applicable effective interest rate.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Lease revenue from operating leases is recognized on a straight-line basis over the term of the lease. All of the Company’s revenue from operating leases is earned in limited partnerships partially owned by the Company through lease arrangements with Savanna. These inter-company transactions eliminate on consolidation.

C) CASH AND BANK INDEBTEDNESS

Cash consists of cash held in banks. Bank indebtedness consists of temporary overdrafts and operating facilities. Classification as cash or bank indebtedness depends on the financial institution in which the consolidated balance is held, except for balances held through partially owned limited partnerships. Balances held through partially owned limited partnerships are classified as cash or bank indebtedness on an individual entity basis.

D) INVENTORY

The Company’s inventory includes parts and operating supplies valued at the lower of cost, determined on a weighted-average basis, and net realizable value. Net realizable value is the estimated selling price less costs to sell.

E) PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost less accumulated depreciation and impairment losses and are derecognized on disposal or when there is no future economic benefit expected from their use or disposal. Gains and losses on derecognition of property and equipment are recognized in net loss.

All property and equipment is depreciated based on the straight-line method over the asset’s useful life in years. Drilling and well servicing rigs are depreciated based on the expected life of individual asset components as described in the table below.

Buildings	20 years straight-line with no residual value

Field equipment:

Drilling rigs and equipment	8 to 18 years straight-line with residual values of 0% to 10%

Drill pipe	5 years straight-line with no residual value

Well servicing rigs and equipment	10 to 14 years straight-line with residual values of 0% to 10%

Non-drilling or well servicing equipment	4 to 15 years straight-line with residual values of 0% to 10%

Vehicles	4 to 6 years straight-line with residual values of 5%

Furniture and office equipment	3 to 5 years straight-line with no residual value

Costs related to equipment under construction are capitalized when incurred, including directly attributable borrowing costs; all other borrowing costs are expensed. No depreciation is provided on assets under construction until those assets are substantially complete and available for use.

The estimated useful lives, residual values and depreciation methods are reviewed annually, with the effect of any changes in estimate accounted for on a prospective basis. Assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continued use. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs to sell and are no longer depreciated.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

F) IMPAIRMENT OF NON-FINANCIAL ASSETS

At the end of each reporting period, management assesses the carrying amounts of non-financial assets for indications of impairment. Indications of impairment include, but are not limited to, an ongoing lack of profitability and significant changes in technology. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. The Company’s CGUs are aggregated geographically based on asset type.

Recoverable amount is the higher of fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in earnings. If the impairment loss relates to a CGU it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets of the CGU.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount. However, the carrying amount is increased only to the extent that it does not exceed the carrying amount, less applicable depreciation, that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized immediately in earnings. Impairment losses relating to goodwill are not reversed.

G) CURRENT TAXES

Current income taxes payable are based on taxable earnings for the year. Taxable earnings differs from earnings as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in different years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted at the end of the reporting period. Current taxes are recognized in earnings except when they relate to items that are not part of the determination of earnings, in which case the tax is recognized net of those items.

H) DEFERRED TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based on temporary differences between the carrying amount of an asset or liability and its tax base. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred taxes are recognized in earnings except when they relate to items that are not part of the determination of earnings, in which case the tax is recognized net of those items.

Deferred tax liabilities are also recognized for taxable temporary differences associated with the Company’s interests in joint ventures. Deferred tax assets arising from deductible temporary differences associated with these interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The Company’s deferred tax balances have been measured based on tax rates which have been enacted or substantively enacted at the end of the reporting period, and that are expected to apply when the asset is recognized or the liability is settled.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

I) LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments with the corresponding liability included in long-term debt as a finance lease obligation. Lease payments are apportioned between interest expense and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. Lease incentives, if received, are recognized as a reduction of the related expense on a straight-line basis over the lease term.

J) PROVISIONS

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

K) SHARE-BASED PAYMENTS

The Company follows the fair value method of accounting for equity-settled stock options and phantom share entitlements (“PSEs”) settled in cash, using the Black-Scholes option-pricing model, whereby compensation expense is recognized for each tranche of options or PSEs on the date of grant and amortized over the vesting period based on the Company’s estimate of options or PSEs expected to vest. At the end of each reporting period, the Company adjusts the fair value of its PSEs and revisits its estimate of the number of options or PSEs expected to vest. The effect of a revision to the original estimates, if any, is recognized in earnings such that the cumulative expense reflects the revised estimate.

Deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) that are vested or are expected to vest are measured at fair value at each reporting period on a mark-to-market basis; any changes in the fair value of DSUs, RSUs or PSUs or in the estimate of the number of DSUs, RSUs or PSUs expected to vest are recognized immediately in earnings.

Stock options are settled through the issuance of shares upon exercise. PSEs are settled in cash upon exercise based on the differential between the price on exercise and the grant price. DSUs are settled in cash upon exercise or on the date a director ceases to be a director of the Company or within 120 days of termination of an officer. RSUs are settled in cash upon vesting. PSUs which meet the performance and other vesting criteria are settled in cash or shares, at the option of the Company, upon exercise.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The recognition of stock options results in share-based compensation expense with a corresponding increase to share-based payment reserve. Upon exercise of the option both the consideration paid by the employee and the related share-based payment reserve is included in share capital. The recognition and valuation of DSUs, RSUs, PSUs and PSEs results in share-based compensation expense and corresponding liabilities which have been included in accounts payable and accrued liabilities in the consolidated balance sheet.

L) LOSS PER SHARE

Loss per share are calculated using the weighted-average number of shares outstanding in the period. Diluted loss per share are calculated by adjusting the weighted-average number of shares outstanding for the dilutive effect of outstanding share-based payments granted under the Company’s equity-settled share-based incentive plans.

M) FOREIGN CURRENCY TRANSLATION

The Company’s functional currency and the presentation currency for the consolidated financial statements is Canadian Dollars. Transactions entered into by the Company’s subsidiaries are recorded in their respective functional currency, which is the currency of the economic environment in which they operate. Monetary assets and liabilities relating to transactions in currencies other than an entity’s functional currency are initially recorded at the rate of exchange in effect at the transaction date. Gains and losses resulting from subsequent changes in foreign exchange rates are recorded in earnings for the period. Non-monetary assets and liabilities relating to foreign denominated transactions are recorded at the rate of exchange in effect at the transaction date and are not adjusted for subsequent changes in foreign exchange rates.

Savanna’s foreign operations are translated into the presentation currency as follows: assets and liabilities are translated into Canadian dollars at rates of exchange in effect at the balance sheet date and revenues and expenses are translated using average rates for the period. Exchange gains and losses arising on translation of the Company’s foreign operations are recorded as foreign currency translation adjustments in other comprehensive loss (“OCI”). Amounts included in foreign currency translation reserve will be recognized in earnings when there is a reduction in the net investment of the foreign operation on a pro-rata basis. Advances made to its foreign operations for which settlement is not planned or anticipated in the foreseeable future are considered part of the Company’s net investment in its foreign operations. Accordingly, gains and losses from these advances are also recorded in OCI.

N) FINANCIAL INSTRUMENTS

All of the Company’s financial instruments are initially recognized at fair value on the balance sheet and classified into the following categories: fair value through profit or loss (“FVTPL”) financial assets and financial liabilities, loans or receivables, held to maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurements of the financial instruments are based on their classification. Unrealized gains and losses on FVTPL financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in OCI and are transferred to earnings when the instrument is settled. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. The Company does not currently utilize derivative financial instruments. Derivatives embedded in other instruments or host contracts are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives are recorded on the balance sheet at fair value with any changes in the fair value recognized in earnings.

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As required by IFRS, the Company applies the three-level hierarchy for characterizing fair value measurements depending on the degree to which the inputs are observable. The hierarchies are defined as follows:

•	Level-one inputs are quoted prices in active markets for identical assets or liabilities;

•	Level-two inputs are other than quoted prices included within level-one that are observable for the asset or liability, either directly or indirectly; and

•	Level-three inputs are unobservable inputs for the asset or liability.

The Company’s financial instruments are listed as follows, according to their classification:

i)	Cash and bank indebtedness are classified as FVTPL and are measured at fair value. Gains and losses as a result of subsequent revaluations are recorded in earnings.

ii)	Accounts receivable are classified as loans and receivables and are initially measured at fair value with subsequent revaluations recognized at amortized cost using the effective interest rate method.

iii)	Accounts payable and accrued liabilities and long-term debt are classified as other liabilities and are initially measured at fair value with subsequent revaluations recognized at amortized cost using the effective interest rate method.

The Company’s U.S. dollar denominated debt was designated as a hedge of the net investment in its U.S. operations. In 2016, the Company repaid the U.S. debt and no longer designates the debt as a hedge of the net investment in its U.S. operations. At the inception of the hedge and up to the repayment in 2016, the Company documented whether the hedge was highly effective in offsetting foreign exchange fluctuations of its net investment. The effective portion of the change in fair value of the hedging instrument was recorded in OCI; any ineffectiveness was recorded immediately in earnings. Amounts included in foreign currency translation reserve will be recognized in earnings when the Company disposes of its entire interest in the foreign operation.

Financial assets, other than those classified as FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account; in either case the impairment loss is recognized in earnings. When a trade receivable is considered uncollectible, it is written off against the allowance account. When an available-for-sale financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss; instead, any increase in fair value subsequent to an impairment loss is recognized in OCI.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Accounting Standards Issued But Not Yet Effective

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IFRS 9, Financial Instruments, was first issued in November 2009 to replace current International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement. IFRS 9 replaces the current multiple classification and measurement models for financial assets and financial liabilities with a single model that has only two classification categories: amortized cost and fair value. Hedge accounting remains optional under IFRS 9, but the new model is intended to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. In July 2014, the IASB deferred the mandatory effective date of IFRS 9 to January 1, 2018. IFRS 9 is still available for early adoption. The Company is continuing to assess the effect of IFRS 9 on its financial results and financial position.

IFRS 15, Revenue from Contracts with Customers, was issued to supersede IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. IFRS 15 is intended to provide a single principles based model to apply to all contracts with customers where there are two approaches to recognizing revenue: over time or at a point in time. IFRS 15 also includes new disclosure requirements. The standard is effective for annual reporting periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is continuing to assess the potential impact that the new standard will have on its financial results and financial position and does not anticipate any significant changes, other than more detailed disclosures.

IFRS 16, Leases, was issued in January 2016 to replace current IAS 17, Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15. The Company is continuing to assess the potential impact that the new standard will have on its financial results and financial position.

Note 5. Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements requires that certain estimates and judgements be made with respect to the reported amounts of revenues and expenses and the carrying amounts of assets and liabilities. These estimates are based on historical experience and management’s judgement. Anticipating future events involves uncertainty and consequently the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the Company’s operating environment changes. Management considers the following to be the most significant of these estimates and judgements:

DEPRECIATION

Depreciation of property and equipment is carried out on the basis of the estimated useful lives of the related assets. Equipment under construction is not depreciated until it is available for use. Included in property and equipment is equipment acquired under finance leases. Property and equipment is depreciated based on the straight-line method over the asset’s useful life in years as described in Note 3(e).

Assessing the reasonableness of the estimated useful lives and the appropriate depreciation methodology of property and equipment requires judgement and is based on currently available information, including periodic depreciation studies conducted by the Company. Additionally, the Company canvasses its competitors to assess whether the methodologies and rates utilized are consistent with the remainder of the sector in which Savanna operates. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations may result in the actual useful lives differing from the Company’s estimates.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A change in the remaining useful life of a group of assets, or their expected residual value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. These changes are reported prospectively when they occur.

IMPAIRMENT OF NON-FINANCIAL ASSETS

The values of property, equipment, intangible assets and goodwill are reviewed annually, or more frequently, if events or changes in circumstances indicate that the assets might be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. The determination of CGUs and the allocation of assets thereto are based on management’s judgement, which considers geographical area and business operations. The Company’s CGUs are as follows: North American well servicing; North American rentals; Australian well servicing; North American shallow drilling; Australian shallow drilling; and North American long-reach drilling.

Recoverable amount is the higher of fair value less costs of disposal and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In developing the estimated future cash flows, assumptions must also be made on future well servicing and drilling activity, margins and market conditions over the long-term life of the assets or CGUs. Such estimates are subject to significant uncertainty and judgement. As a result, any impairment losses are a result of management’s best estimates of expected revenues, expenses, cash flows, and discount rates at a specific point in time. These estimates are subject to measurement uncertainty as they are dependent on factors outside of management’s control.

In addition, by their nature impairment tests involve a significant degree of judgement as expectations concerning future cash flows and the selection of appropriate market inputs are subject to considerable risks and uncertainties.

SHARE-BASED PAYMENTS

Compensation expense associated with stock options and PSEs granted is based on various assumptions, using the Black-Scholes option-pricing model, to produce an estimate of fair value. This estimate may vary due to changes in the variables used in the model including interest rates, expected life, expected volatility, expected forfeitures and share prices. Estimating expected life and forfeitures requires judgement.

Compensation expense is also provided for DSUs, RSUs and PSUs. The number of DSUs, RSUs and PSUs expected to vest are measured at fair value at each reporting period on a mark-to-market basis; any changes in their fair values are recognized immediately in earnings. An estimate of the number of DSUs and RSUs expected to vest based on certain vesting criteria, and an estimate of the number of PSUs expected to vest based on certain performance and other vesting criteria is made each reporting period. Estimating vesting criteria and forfeitures involves judgement. The number of DSUs, RSUs and PSUs that actually vest could differ from those estimates and any changes are recognized prospectively when they occur as an increase or decrease in compensation expense.

PROVISION FOR DOUBTFUL ACCOUNTS RECEIVABLE

The allowance for doubtful accounts and past due receivables are reviewed by management on a monthly basis. Accounts receivable are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer will default. Management makes these assessments after taking into consideration the customer’s payment history, their credit worthiness and the current economic environment in which the customer operates to assess impairment. The Company’s historical bad debt expenses have not been significant and are usually limited to specific customer circumstances. However, given the cyclical nature of the oil and gas industry along with the current economic operating environment, a customer’s ability to fulfill its payment obligations can change suddenly and without notice.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

INCOME TAXES

The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recorded based on temporary differences between the carrying amount of an asset or liability and its tax base. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered, which requires significant judgement. The Company’s operations are complex and are located in multiple income tax jurisdictions. The computation of the provision for income taxes involves a significant degree of judgement regarding tax interpretations, regulations and legislation that are continually changing. There are matters that have not yet been confirmed by taxation authorities; however, management believes the provision for income taxes is adequate. Any changes in the estimated amounts are recognized prospectively in the statement of net loss.

CONTROL OF LIMITED PARTNERSHIPS PARTIALLY OWNED BY THE COMPANY

Savanna conducts a portion of its operations through limited partnerships in which each of Savanna and an Aboriginal partner hold approximately half of a partnership interest. IFRS 10, Consolidated Financial Statements, outlines specific criteria to use in determining whether control of a subsidiary exists. There are many aspects of the relationships between the Company and the limited partnerships which it partially owns that are considered in determining whether Savanna controls these limited partnerships for financial reporting purposes, including: the purpose and design of the partnerships; the relevant activities of the partnerships that generate returns; the Company’s ability to direct those relevant activities without requiring the cooperation of the other partners based on provisions within the partnership agreements; and the Company’s exposure to variable returns as a result thereof; and the determination of protective rights that protect the interest of the partners without giving those partners power over the partnerships. Savanna has made judgements around protective rights which include the cooperation of the limited partners on certain transactions above certain dollar thresholds and has concluded that these activities do not give the partners power over the partnership. These considerations and determinations are complex and are based on management’s judgement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company records its financial instruments at fair value on inception with changes in fair value being recorded when required by the Company’s classification of such instruments. The calculation of fair value of the Company’s financial instruments requires judgement around expected outcomes and is based on many variables including but not limited to credit spreads and interest rate spreads. These calculations are complex and require significant judgement around the selection of market inputs that are subject to factors outside of management’s control.

FUNCTIONAL CURRENCIES

The Company conducts a portion of its operations through foreign subsidiaries, which record transactions in their respective functional currency. The determination of the functional currencies of the Company and its subsidiaries is based on management’s judgement which is centered on determining the primary economic environment in which an entity operates. IAS 21, The Effects of Changes in Foreign Exchange Rates, sets out a number of factors that are used in the determination of functional currencies, including the composition of revenues and costs in the locations that the Company and its subsidiaries operate. Where the indicators are mixed and the functional currency is not obvious, management used judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of its operating entities. There were no changes in the functional currencies of the Company or its subsidiaries for the years ended December 31, 2016 or 2015.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Segmented Information

The Company’s reportable operating segments, as determined by management, are strategic operating units that offer different products and services. The accounting policies of each reportable segment are the same as those described in Note 3. The Company has three reportable segments as follows:

CORPORATE

The corporate segment provides management and administrative services to all of the Company’s subsidiaries and their respective operations.

SERVICES

The services segment provides well servicing services and rental equipment to the oil and gas industry.

DRILLING

The drilling segment provides contract drilling services to the oil and gas industry.

There are varying levels of integration between the Services and Drilling reportable segments. This integration includes the provision of rental equipment for use in drilling operations at market rates. These transactions are eliminated on consolidation as an inter-segment elimination.

The following footnotes apply to all of the tables presented in Note 6:

(i)	General and administrative expenses differ from the amounts reported in the consolidated statements of net loss as they exclude the attributable amounts of share-based compensation and depreciation (Notes 9 and 10). This presentation is consistent with how management reviews the information internally.
(ii)	Capital expenditures include: the purchase of property, equipment and intangible assets, non-cash capital asset additions and property, equipment and intangible assets acquired through business acquisitions.

For the year ended December 31, 2016	Corporate $	Services $	Drilling $	Inter-segment Eliminations $	2016 Total $
REVENUE	—	152,206	173,348	(1,654)	323,900

OPERATING EXPENSES	—	106,341	142,156	(1,654)	246,843

REVENUE LESS OPERATING EXPENSES	—	45,865	31,192	—	77,057

General and administrative expenses(i)	19,744	1,882	2,735	—	24,361
Share-based compensation (Note 9)	3,764	86	96	—	3,946
Depreciation and amortization (Note 10)	4,150	25,005	65,929	—	95,084
Finance expenses (Note 11)	16,616	14	1,451	—	18,081
Other expenses (Note 12)	6,412	1,659	30	—	8,101

EARNINGS (LOSS) BEFORE INCOME TAXES	(50,686)	17,219	(39,049)	—	(72,516)

Property and equipment	46,937	183,515	461,712	—	692,164
Capital expenditures(ii)	6,339	2,344	18,074	—	26,757
Total assets	111,681	198,819	503,376	—	813,876
Total liabilities	(276,803)	(933)	(57,809)	—	(335,545)

Savanna Energy Services Corp. 2016 ANNUAL REPORT	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2015	Corporate $	Services $	Drilling $	Inter-segment Eliminations $	2015 Total $
REVENUE
Oilfield services	—	185,504	262,257	(1,772)	445,989
Other	—	11	100	—	111

	—	185,515	262,357	(1,772)	446,100

OPERATING EXPENSES	—	127,449	176,916	(1,772)	302,593

REVENUE LESS OPERATING EXPENSES	—	58,066	85,441	—	143,507

General and administrative expenses(i)	37,703	2,523	3,138	—	43,364
Share-based compensation (Note 9)	(2,086)	(58)	53	—	(2,091)
Depreciation and amortization (Note 10)	4,460	30,888	78,680	—	114,028
Impairment losses (Note 18)	—	36,831	98,281	—	135,112
Finance expenses (Note 11)	15,412	85	2,363	—	17,860
Other expenses (income) (Note 12)	(2,189)	3,744	(4,130)	—	(2,575)

LOSS BEFORE INCOME TAXES	(53,300)	(15,947)	(92,944)	—	(162,191)

Property and equipment	42,665	216,215	517,694	—	776,574
Capital expenditures(ii)	16,635	7,804	33,330	—	57,769
Total assets	92,894	233,663	552,589	—	879,146
Total liabilities	(303,465)	(7,276)	(63,819)	—	(374,560)

The Company operates in three reportable geographical segments. The following tables present revenue from external customers based on project location and non-current assets by physical location:

For the year ended December 31, 2016	Canada $	U.S. $	Australia $	2016 Total $
Revenue	118,457	70,289	135,154	323,900
Property and equipment	401,287	173,664	117,213	692,164

For the year ended December 31, 2015	Canada $	U.S. $	Australia $	2015 Total $
Revenue	183,655	107,111	155,334	446,100
Property and equipment	452,974	188,552	135,048	776,574

For the year ended December 31, 2016, Savanna’s largest customer accounted for 33% (2015 - 31%) of revenue. Revenue from this customer is included in both the Services and Drilling reportable segments. No other customers accounted for more than 10% of revenue in either 2016 or 2015.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Non-controlling Interests

As outlined in Note 1, Savanna conducts a portion of its operations in Canada through limited partnerships in which each of Savanna and an Aboriginal partner hold approximately half of the partnership interest. Non-controlling interests represent the portions of these partnerships owned by Savanna’s Aboriginal partners and their share of the net loss included in the consolidated results of the Company. The following outlines Savanna’s Aboriginal partners’ share of the revenue, expenses, assets, liabilities, and cash flows included in the consolidated financial statements of the Company, and their share of cash contributions to, and distributions from the limited partnerships. None of the limited partnerships are individually material; as a result, the following financial information has been aggregated by reportable operating segment.

For the years ended December 31	Services $	Drilling $	2016 Total $	Services $	Drilling $	2015 Total $
REVENUE	1,765	1,314	3,079	2,920	4,024	6,944
OPERATING EXPENSES(i)	1,480	843	2,323	2,475	2,656	5,131

REVENUE LESS OPERATING EXPENSES	285	471	756	445	1,368	1,813

Depreciation and amortization	652	1,576	2,228	1,007	2,564	3,571
Impairment losses	—	—	—	2,327	3,150	5,477
General and administrative expenses(i,ii)	65	45	110	93	286	379
Finance expenses	70	110	180	123	181	304
Other expenses (income)	380	234	614	578	(3)	575
Lease fees (from) to Savanna(iii)	(138)	13	(125)	(24)	(288)	(312)

NET LOSS	(744)	(1,507)	(2,251)	(3,659)	(4,522)	(8,181)

Current assets	917	1,022	1,939	797	1,115	1,912
Property and equipment	4,428	8,508	12,936	5,591	10,631	16,222
Current liabilities	(37)	(22)	(59)	(56)	(23)	(79)
Current amounts owing from (to) Savanna(iii)	(4,115)	1,166	(2,949)	(3,549)	1,057	(2,492)
Notes payable to Savanna(iii)	(372)	—	(372)	(565)	—	(565)
Long-term debt (Note 23(d))	(816)	(1,543)	(2,359)	(1,467)	(2,144)	(3,611)

NON-CONTROLLING INTERESTS	5	9,131	9,136	751	10,636	11,387

Cash flows from operating activities(i)	1,075	32	1,107	919	2,198	3,117
Cash flows from in investing activities(i)	123	345	468	947	309	1,256
Cash flows used in financing activities(i,iv)	(992)	(453)	(1,445)	(1,369)	(1,050)	(2,419)
Partnership distributions	—	—	—	(340)	(1,300)	(1,640)

(i)	These amounts include inter-company transactions that eliminate on consolidation.
(ii)	General and administrative expenses for the limited partnerships partially owned by the Company do not include share-based compensation or depreciation and amortization as these are corporate costs that do not affect the partnerships.
(iii)	These are inter-company transactions and balances that fully eliminate on consolidation
(iv)	Cash flows from financing activities exclude contributions to and distributions from the limited partnerships as these are disclosed separately.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Personnel Expenses

Total personnel related costs, excluding share-based compensation expense (Note 9), are as follows:

For the years ended December 31	2016	2015
	$	$
Wages, salaries and other short-term employee benefits	158,732	214,270

Included in:
Cost of services	145,859	188,228
General and administrative expenses	12,873	26,042

	158,732	214,270

Note 9. Share-based Compensation

The breakdown of share-based compensation is as follows:

For the years ended December 31	2016	2015
	$	$
Share-based compensation related to:
Deferred share units	1,702	(1,236)
Performance share units	1,212	(57)
Restricted share units	91	(210)
Phantom share entitlements	174	(169)
Stock options	767	(419)

	3,946	(2,091)

Included in:
Cost of services	189	(5)
General and administrative expenses	3,757	(2,086)

	3,946	(2,091)

Note 10. Depreciation

The breakdown of depreciation expense is as follows:

For the years ended December 31	2016	2015
	$	$
Depreciation of property and equipment (Note 18)	95,084	114,028

	95,084	114,028

Included in:
Cost of services	93,607	112,029
General and administrative expenses	1,477	1,999

	95,084	114,028

Savanna Energy Services Corp. 2016 ANNUAL REPORT	20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Finance Expenses

The breakdown of finance expenses is as follows:

For the years ended December 31	2016	2015
	$	$
Interest on long-term debt	16,461	16,749
Amortization of debt issue costs	1,620	1,111

	18,081	17,860

Note 12. Other Expenses (Income)

The breakdown of other expenses (income) is as follows:

For the years ended December 31	2016	2015
	$	$
Loss on disposal of assets (a)	1,311	759
Foreign exchange loss (gain) (b)	991	(7,556)
Provision for onerous leases (c)	4,524	—
Loss on repurchase of unsecured senior notes (d)	152	—
Other (e)	1,123	4,222

	8,101	(2,575)

a)	In 2016, the total loss of $1,311 (2015 - $759) on disposal of assets is comprised of $833 in losses (2015 - $4,124) on the disposal of redundant operating assets (Note 18) and $478 in losses (2015 - $4,706 gain) on the sale of three properties (2015 - eight properties) that had been classified as held for sale within the corporate, drilling and well servicing segments (Note 17), for aggregate proceeds of $10,543 (2015 - $31,593). In 2015, the Company also recognized a $1,341 reduction in the carrying value of remaining assets held for sale at December 31, 2015.
b)	Realized foreign exchange gains and losses arise on the settlement of foreign currency monetary assets and liabilities. Unrealized foreign exchange gains and losses arise on the translation of foreign currency monetary assets and liabilities prior to settlement (gains and losses on translation of foreign subsidiaries are included in OCI). The foreign exchange losses in 2016, versus gains in 2015, are due primarily to the change in the value of the U.S. dollar relative to the Canadian dollar in the respective periods.
c)	The Company recognized a $4,524 provision for onerous lease contracts in 2016 (Note 24). The Company did not have any onerous lease contracts in 2015.
d)	In 2016, the Company recognized a $152 loss on the repurchase and cancellation of $67,915 (2015 - $Nil) face value of its senior unsecured notes for $68,068 (Note 23).
e)	The other balance in 2016 included $835 in expenses incurred with respect to an unsolicited take-over bid by Total Energy Services Inc. In 2015, the other balance included a $3,442 provision for the potential settlement of certain legal claims against the Company (Note 21).

Savanna Energy Services Corp. 2016 ANNUAL REPORT	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13. Income Taxes

A) INCOME TAX EXPENSE

The provision for income taxes differs from the result which would be obtained by applying the combined Canadian federal and provincial income tax rate of 27% (2015 – 27%) to earnings before income taxes. This difference results from the following:

For the years ended December 31	2016	2015
	$	$
Loss before income taxes	(72,516)	(162,191)

Computed income tax expense at the statutory rate	(19,579)	(42,502)

Increase (decrease) resulting from
Earnings attributable to non-controlling interests not taxable within the group	289	182
Non-deductible expenses	553	78
Permanent differences relating to dispositions of property and equipment	(103)	(663)
Income tax rate differential on foreign operations	(2,197)	(5,569)
Changes in deferred income tax rates	1,285	1,728
Income taxes related to prior years	511	98
Write down of deferred tax assets	4,280	64,813
Other	700	(225)

INCOME TAX EXPENSE	(14,261)	17,940

Represented by:
Current income tax expense	(132)	(1,036)
Deferred income tax expense	(14,129)	18,976

INCOME TAX EXPENSE	(14,261)	17,940

The Company’s 2016 deferred tax recovery was partially offset by a $4,280 write-down against its deferred tax assets in Canada. The 2016 write-down related to assets associated with foreign tax credits and non-capital losses, the ultimate realization of which was determined to be uncertain. In 2015, the Company recorded a $60,453 write-down against its U.S. deferred tax assets and another $4,360 against its deferred tax assets in Canada. At that time, the expectation of a prolonged low commodity price and oilfield services activity environment created uncertainty with respect to the ultimate realization of the Company’s deferred tax assets, which resulted in the significant write-down in 2015. Additionally, in June 2015, the Alberta corporate income tax rate was increased by 2%, which resulted in an increase in the Company’s Canadian deferred income tax liability. The Company’s deferred income tax expense for 2015 includes the effect of the write-downs and income tax rate increase.

B) INCOME TAX EXPENSE NOT PART OF THE DETERMINATION OF NET EARNINGS

Unrealized and realized gains and losses on the Company’s net investment hedge and certain other amounts considered part of the Company’s net investment in its foreign operations result in tax expenses that are included in OCI. In 2016, a tax recovery of $Nil (2015 – $34) related to realized gains on certain amounts of the Company’s net investment in its foreign operations is included in income taxes payable. A tax recovery of $47 (2015 – $823 expense) related to unrealized gains and losses on the Company’s net investment hedge is included in deferred income tax liabilities on the consolidated balance sheet. Deferred tax expense of $126 (2015 – $3,880) is also included in the foreign currency translation adjustment in OCI.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C) CURRENT INCOME TAX ASSETS AND LIABILITIES

The components of the Company’s current income tax assets and liabilities are as follows:

For the years ended December 31	2016 $	2015 $
Current income tax assets
Income taxes receivable - Canada	875	6,577
Income taxes receivable - U.S.	—	495
Income taxes receivable - Mexico	17	—

	892	7,072

Current income tax liabilities
Income taxes payable - U.S.	(37)	—
Income taxes payable - Australia	(522)	(3,811)
Income taxes payable - Mexico	—	(413)

	(559)	(4,224)

Net current income tax assets (liabilities)	333	2,848

D) DEFERRED INCOME TAX ASSETS AND LIABILITIES

The components of the Company’s deferred income tax assets and liabilities are a result of the origination and reversal of temporary differences and are comprised of the following:

For the years ended December 31	2016 $	2015 $
Deferred income tax assets (liabilities)
Unused non-capital losses	131,515	104,990
Share issue and deferred financing costs	361	(94)
Share-based awards	1,284	502
Deferred income taxes on income from limited partnerships	—	(1,230)
Property, equipment and intangible assets	(74,263)	(65,041)
Unrealized foreign exchange gains	—	(2,226)
Write down of deferred tax assets	(69,262)	(64,813)

Net deferred income tax liabilities	(10,365)	(27,912)

At December 31 2016, the Company has non-capital losses available for carry forward totaling $365,411 (2015 - $275,368), of which $253,544 (2015 - $210,172) relates to U.S. entities and $111,868 (2015 - $65,196) relates to Canadian entities. The unused tax losses, which begin to expire in 2026, may be applied to reduce future taxable income and future income taxes payable.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31	2016 $	2015 $
Deferred income tax assets by jurisdiction:
Australia	—	4,654
U.S.	12,922	8,240

	12,922	12,894

Deferred income tax liabilities by jurisdiction:
Canada	(23,022)	(40,806)
Australia	(265)	—

	(23,287)	(40,806)

Net deferred income tax liabilities	(10,365)	(27,912)

The movements in the Company’s temporary differences are as follows:

	Unused non-capital losses	Share issue and deferred financing costs	Share based awards	Partnership deferrals	Property, equipment and intangible assets	Unrealized foreign exchange gains	Net deferred income tax liabilities
For the year ended December 31, 2016	$	$	$	$	$	$	$
Balance, beginning of year	40,177	(94)	502	(1,230)	(65,041)	(2,226)	(27,912)
Recognized in net loss	22,222	63	782	1,230	(10,168)	—	14,129
Recognized in OCI	—	—	—	—	—	361	361
Recognized in equity	—	392	—	—	—	—	392
Effect of changes in foreign exchange rates	(146)	—	—	—	946	1,865	2,665

Balance, end of year	62,253	361	1,284	—	(74,263)	—	(10,365)

For the year ended December 31, 2015
Recognized in net loss	75,239	(62)	977	(2,068)	(85,773)	(1,951)	(13,638)
Recognized in OCI	(47,436)	(32)	(475)	838	28,129	—	(18,976)
Acquired in business acquisitions	—	—	—	—	—	823	823

Balance, end of year	12,374	—	—	—	(7,397)	(1,098)	3,879

Note 14. Accounts Receivable

At December 31,	2016 $	2015 $
Trade accounts receivable (Note 29(c))	59,442	53,504
Less allowance for doubtful accounts (Note 29(c))	(168)	(757)

Net trade accounts receivable	59,274	52,747
Accrued accounts receivable	18,109	7,372
Goods and services taxes receivable	1,121	981
Other	1,016	287

	79,520	61,387

Savanna Energy Services Corp. 2016 ANNUAL REPORT	24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Inventory

The Company’s inventory includes parts and operating supplies; the changes during the years are as follows:

For the years ended December 31	2016 $	2015 $
Balance, beginning of year	6,584	6,470
Purchased	5,772	6,911
Expensed in operating expenses	(5,853)	(7,161)
Effect of changes in foreign exchange rates	(246)	364

Balance, end of year	6,257	6,584

No inventories were specifically pledged as security for the years ended December 31, 2016 and 2015; however all of the inventories were covered under the general security agreement of the Company’s term revolving credit facility (Note 23(a)).

Note 16. Prepaid Expenses and Deposits

The breakdown of the Company’s prepaid expenses and deposits is as follows:

For the years ended December 31	2016 $	2015 $
Deposits	309	429
Prepaid rent	83	118
Prepaid insurance	954	230
Prepaid property taxes	96	151
Prepaid licensing, permits and fees	1,119	954
Prepaid interest	23	292
Other	574	448

	3,158	2,622

Prepaid rent is recorded as rent expense in the period to which the pre-payments relate and is included in operating expenses and general and administrative expenses in the consolidated statements of net loss at that time. Prepaid insurance and property taxes are amortized evenly over the periods to which the amounts relate and are included in operating expenses and general and administrative expenses in the consolidated statements of net loss. Prepaid licensing and permits are expensed in the period to which the pre-payments relate and are included in operating expenses in the consolidated statements of net loss.

Note 17. Assets Held For Sale

At December 31, 2015, the Company had four properties, consisting of land and buildings, classified as held for sale. In 2016, three of the four field operating locations previously classified as held for sale in the corporate, drilling and well servicing segments were sold for aggregate proceeds of $4,463, resulting in a loss of $478 (Note 12). The last remaining property was reclassified from held for sale to property and equipment (Note 18) as the asset is no longer actively marketed. This asset was reclassified at the lower of carrying amount and fair value less costs to sell.

In 2015, the Company received proceeds of $27,131 on the sale of six field operating locations and another two properties within the services, drilling and corporate segments resulting in a gain of $4,706 (Note 12).

Savanna Energy Services Corp. 2016 ANNUAL REPORT	25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Property and Equipment

For the year ended December 31, 2016	Land $	Buildings $	Field Equipment $	Furniture and Office Equipment $	2016 Total $
COST
Balance, beginning of year	19,708	32,495	1,775,958	16,169	1,844,330
Additions	—	11	20,609	6,137	26,757
Disposals	(843)	(965)	(36,389)	(110)	(38,307)
Reclassified from assets held for sale (Note 17)	1,297	—	—	—	1,297
Effect of changes in foreign exchange rates	(59)	(119)	(19,822)	(56)	(20,056)

Balance, end of year	20,103	31,422	1,740,356	22,140	1,814,021

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance, beginning of year	—	7,584	1,046,814	13,358	1,067,756
Depreciation expense (Note 10)	—	1,704	91,903	1,477	95,084
Disposals	—	(1,726)	(29,651)	(17)	(31,394)
Effect of changes in foreign exchange rates	—	(38)	(9,516)	(35)	(9,589)

Balance, end of year	—	7,524	1,099,550	14,783	1,121,857

NET BOOK VALUE	20,103	23,898	640,806	7,357	692,164

For the year ended December 31, 2015	Land $	Buildings $	Field Equipment $	Furniture and Office Equipment $	2015 Total $
COST
Balance, beginning of year	23,729	30,008	1,658,882	15,773	1,728,392
Additions	—	16,278	41,318	173	57,769
Disposals	—	(4,765)	(16,503)	—	(21,268)
Reclassified to assets held for sale (Note 17)	(4,195)	(9,547)	—	—	(13,742)
Effect of changes in foreign exchange rates	174	521	92,261	223	93,179

Balance, end of year	19,708	32,495	1,775,958	16,169	1,844,330

ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance, beginning of year	—	10,699	759,878	11,237	781,814
Depreciation expense (Note 10)	—	972	111,057	1,999	114,028
Impairment losses	—	788	134,323	—	135,111
Disposals	—	(5,036)	(7,566)	—	(12,602)
Effect of changes in foreign exchange rates	—	161	49,122	122	49,405

Balance, end of year	—	7,584	1,046,814	13,358	1,067,756

NET BOOK VALUE	19,708	24,911	729,144	2,811	776,574

In 2016, the Company did not capitalize any borrowing costs. In 2015, $1,110 of borrowing costs was capitalized on qualifying projects. Included in field equipment was equipment under finance leases with a cost of $2,144 (2015 - $2,144) and accumulated depreciation of $1,670 (2015 - $1,273).

Savanna Energy Services Corp. 2016 ANNUAL REPORT	26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2016, the Company sold redundant assets for total proceeds of $6,080 (2015 - $4,462), which resulted in a loss of $833 (2015 - $4,124) (Note 12).

At December 31, 2016, the Company performed an assessment of whether there were indications of impairment with respect to its property and equipment. The Company determined that there were no further impairment indicators at December 31, 2016, as compared to when the December 31, 2015 impairment tests were performed.

At December 31, 2015, the Company determined that there were indicators of impairment with respect to its property and equipment. Given the significant degree of uncertainty regarding oil and natural gas activity and pricing and the dramatic change in the Company’s operating environment through 2015 and the beginning of 2016, as well as the disconnect between the Company’s market capitalization and the book value of its assets, the Company conducted impairment tests on specific assets, and on a CGU basis at December 31, 2015, on a higher of fair value less costs of disposal, and value-in-use basis. These tests indicated that the recoverable amounts of all North American CGUs were below their carrying amounts and resulted in impairment losses of $135,112 on property and equipment in 2015. The conditions for impairment were impacted by external factors including a sharp decrease in the price of oil in the months preceding and following the end of 2015, as well as continued uncertainty regarding natural gas pricing and an overall market belief that the negative oil and natural gas industry fundamentals would remain lower for longer. Market dynamics related to specific asset classes and geographies were also considered.

The breakdown of the 2015 impairment losses is as follows:

	Recoverable Amount	Impairment Losses
Cash generating unit	$	$
North American well servicing	159,931	35,025
North American rentals	25,352	1,806

Services segment total	185,283	36,831

North American shallow drilling	33,694	1,713
North American long-reach drilling	482,943	96,568

Drilling segment total	516,637	98,281

Total	701,920	135,112

Impairment losses are a result of management’s best estimates at a specific point in time. These estimates are subject to measurement uncertainty as they are dependent on factors outside of management’s control.

The assumptions used in the 2015 value-in-use impairment tests were based on the Company’s internal forecasts. The Company projected revenue, operating margins and cash flows for a period of five years and applied perpetual long-term growth rates of 1.8% to 2.9% thereafter, depending on the CGU. In arriving at its estimated future cash flows, the Company considered the prevailing low oil and natural gas pricing and activity environment, past experience, economic trends and industry trends. The Company assumed pre-tax discount rates of 12.8% to 15.7%, depending on the CGU, in order to calculate the present value of its projected cash flows. Determination of the discount rates included separate analyses of the cost of equity and debt, and considered a risk premium based on an assessment of risks related to the projected cash flows of the Company in general and each specific CGU.

The most sensitive inputs to the 2015 value-in-use model were the discount rate and the growth rate. The impairment test’s sensitivity to these inputs was as follows: All else being equal, a 0.5% increase in the discount rate would have led to additional impairment losses of $30,985 in 2015. All else being equal, a 0.5% decrease in the growth rates would have led to additional impairment losses of $17,526 in 2015. In each of these scenarios the additional 2015 impairment losses would have

Savanna Energy Services Corp. 2016 ANNUAL REPORT	27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

occurred on the same CGUs as in the table above. All else being equal, a 0.5% decrease in the discount rate would have led to a decrease in the 2015 impairment losses of $31,998. All else being equal, a 0.5% increase in the growth rates would have led to a decrease in the 2015 impairment losses of $19,211.

Note 19. Bank Indebtedness

	Effective Rate	Authorized	Dec. 31 2016 Outstanding	Dec. 31 2015 Outstanding
	%	$	$	$
Canadian operating facility (Note 23(a))	3.8	15,000	4,416	3,706

		15,000	4,416	3,706

At December 31, 2016, the Company had $2,094 (December 31, 2015 - $1,870) in letters of credit outstanding which reduces the amount that can be drawn on the operating facility above.

Note 20. Accounts Payable and Accrued Liabilities

The breakdown of the Company’s accounts payable and accrued liabilities is as follows:

For the years ended December 31,	2016	2015
	$	$
Trade payables	17,260	10,882
Accrued liabilities	24,882	26,609
Goods and services taxes	2,183	2,709
DSU liabilities (Note 25(c))	3,058	1,592
PSU liabilities (Note 25(d))	1,334	129
RSU liabilities (Note 25(e))	70	113
PSE liabilities (Note 25(f))	184	16
Defined contribution plan liabilities	607	702
Other payroll liabilities	3,959	2,913
Current portion of onerous lease liabilities (Note 24)	488	—
Other	3,348	392

	57,373	46,057

Note 21. Commitments, Contingencies and Provisions

A) OPERATING COMMITMENTS

Commitments relating to office and shop premises are recorded as rent expenses in the period to which the monthly amounts relate and are included in operating and general and administrative expenses in the consolidated statement of net loss at that time.

Commitments relating to operating equipment leases are recorded as equipment rental expenses in the period to which the amounts relate and are included in operating expenses and general and administrative expenses in the consolidated statement of net loss at that time.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

B) CAPITAL COMMITMENTS

Commitments relating to equipment purchases, asset construction, maintenance capital, rig upgrades, rig reactivations and rig re-certifications are estimated based on committed capital budgets, which are subject to change. Actual expenditures are recorded as capital asset additions at the time of payment and could differ from these estimates. The Company’s capital spending for 2017 will depend on actual activity levels in 2017, unexpected equipment maintenance and replacement, any upgrades required to secure customer contracts, and necessary rig re-certification requirements. Savanna will continually evaluate its 2017 capital requirements in light of changes to anticipated activity levels as 2017 unfolds.

Payments required in each of the next five years are as follows:

	Operating Commitments	Capital Commitments
	$	$
For the years ending December 31, 2017	2,796	22,036
2018	2,509	—
2019	2,124	—
2020	2,118	—
2021	1,355	—
Thereafter	198	—

	11,100	22,036

C) PROVISIONS AND CONTINGENCIES

The Company was subject to legal claims at December 31, 2016. Although the outcome of these matters is not determinable at this time, the Company recognized a $3,442 provision in 2015 in relation to the potential settlement of certain of these matters, which is included in accounts payable and accrued liabilities. Subsequent to the end of the year, Savanna reached a settlement with respect to certain of the claims provided for. Not all of the costs associated with the settlement have been determined, however Savanna is confident that the amount provided is more than adequate to cover the settlement amount and other associated costs. This estimate is subject to measurement uncertainty as it is dependent on factors outside of management’s control.

Note 22. Deferred Revenue

The breakdown of deferred revenue is as follows:

For the years ended December 31	2016	2015
	$	$
Balance, beginning of year	5,054	2,637
Additions	1,690	4,986
Amounts recognized as revenue	(2,958)	(2,737)
Effect of changes in foreign exchange rates	(155)	168

Balance, end of year	3,631	5,054

Due to the geographic distance between Canada and Australia, significant transportation, mobilization and rig-up costs are incurred to get rigs into the Australian market, some of which form part of the capital cost of the rigs. The Company’s original long-term contracts in Australia provided for an amount to cover these costs, which was due on rig commissioning. The amounts received or receivable are recognized against operating costs as incurred or, in the case of capital costs, over the term of the related contract.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In 2016, the Company received cash from one of its customers in the drilling segment for services that will be recognized over the term of the related contract.

Note 23. Long-term Debt

	Monthly Principal Payments		Interest Rate		Effective Rate	Maturity Date	Authorized	Dec. 31 2016 Outstanding	Dec. 31 2015 Outstanding
	$		%		%		$	$	$
Revolving credit facilities (a)	—		(a	)	3.8	May-19	135,000	15,431	94,104
Mortgage (b)	59		5.0		4.2	Dec-41	17,000	17,000	—
Term loan (c)	(c	)	7.2		7.2	Dec-21	200,000	105,000	—
Senior unsecured notes (d)	—		7.0		7.1	May-18	107,085	107,085	175,000
Finance lease obligations (e)	20		0-4.4		3.6	Mar-17 - Mar-19	489	489	843
Limited partnership facilities (f)	152		5.5		5.5	Mar-19 - Dec-19	4,655	4,655	7,134

Total long-term debt								249,660	277,081
Less: net unamortized debt issue costs								6,208	2,368
Less: current portion								4,741	2,692

								238,711	272,021

The effective rate represents the actual rates of interest paid or payable during the year.

a)	In March 2016, Savanna amended the credit agreement governing its senior secured revolving credit facility. The amendment, among other things, reduced the size of the total facility from $250,000 to $150,000, restricted the Company’s ability to make dividend payments or share buy-backs until February 2018, and amended certain financial covenant thresholds to provide Savanna with increased financial flexibility throughout 2016 and 2017. The entire $150,000 facility, which is with a syndicate of banks, is for a committed three-year term and all drawn amounts are due in May 2019. The facility is comprised of a $129,000 Canadian syndicated facility, a $6,000 Australian facility, which together are outlined in the table above, and a $15,000 Canadian operating facility, which when drawn is included in bank indebtedness (Note 19) in the consolidated financial statements. In addition, Savanna retained an available $50,000 accordion, which it can request as an increase to the total available facility beginning in February 2018. Of the total amount outstanding on the overall revolving credit facility at December 31, 2016, $6,714 Canadian dollar equivalent was denominated in U.S. dollars ($5,000 U.S. dollars) and $2,718 Canadian dollar equivalent was denominated in Australian dollars ($2,800 Australian dollars). At December 31, 2015, $52,592 Canadian dollar equivalent was denominated in U.S. dollars ($38,000 U.S. dollars) and $1,512 Canadian dollar equivalent was denominated in Australian dollars ($1,500 Australian dollars). Debt transaction costs with respect to the facility are expensed over the term of the loan as finance expenses.

Borrowings under the facility may be made by way of Canadian prime rate based advances, bankers’ acceptances, letters of credit, U.S. base rate, LIBOR advances or, in the case of the Australian facility, BBSY advances. At December 31, 2016 and December 31, 2015, the facility bore interest at the banks’ Canadian prime rate or U.S. base rate plus 0.5% to 3.75%, bankers’ acceptance, letter of credit, LIBOR or BBSY advances plus a 1.75% to 5.0% stamping fee. These interest rate ranges are dependent on certain financial ratios of the Company. A commitment fee ranging from 0.39% to 1.25% per annum is paid quarterly on the unused portion of the facility depending on certain financial ratios of the Company.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s ability to access its senior secured revolving credit facility is directly dependent, among other factors, on the following financial ratios, the definitions and thresholds for which are further described below:

	Dec. 31 2016	Threshold	Dec. 31 2015	Threshold
Total funded debt to twelve-month trailing Bank EBITDA	3.82	max 5.50	2.54	max 5.25
Senior debt to twelve-month trailing Bank EBITDA	0.62	max 2.50	0.94	max 3.00
Twelve-month trailing Bank EBITDA to interest expense	4.02	min 2.50	6.13	min 3.00

As stated above, the financial covenant ratios were also amended in March 2016, to provide Savanna with increased financial flexibility throughout 2016 and 2017. The financial covenant ratios were revised as follows:

	Maximum Total funded debt to Bank EBITDA	Maximum Senior debt to Bank EBITDA	Minimum Bank EBITDA to interest expense
For the trailing twelve months ended December 31, 2015	5.25	3.00	3.00
For the trailing twelve months ended December 31, 2016	5.50	2.50	2.50
For the trailing twelve months ending March 31, 2017	5.50	2.50	2.50
For the trailing twelve months ending June 30, 2017	5.25	2.50	2.50
For the trailing twelve months ending September 30, 2017	5.25	2.50	2.50
For the trailing twelve months ending December 31, 2017	4.75	2.50	2.50
Thereafter	4.00	2.50	3.00

Readers are cautioned that the ratios described above do not have standardized meanings under IFRS as the computation of these ratios excludes amounts from certain non-guarantor subsidiaries and the limited partnerships partially owned by the Company. Key definitions with respect to these ratios are as follows:

•	Bank EBITDA, for the purpose of calculating the Company’s financial debt covenants, is determined, on a twelve-month trailing basis, as earnings before finance expenses, income taxes, depreciation, share-based compensation, and certain non-cash income and expenses as defined in the credit agreement and excludes amounts from certain non-guarantor subsidiaries and the limited partnerships partially owned by the Company. In addition, with respect to the determination of Bank EBITDA for 2015, Savanna’s lenders agreed to allow the add back of non-recurring cash charges of up to $7,500 for employee severance costs incurred in 2015 but not beyond the December 31, 2015 reporting period.

•	Total Funded Debt, for the purpose of calculating the Company’s financial debt covenants, is determined as total long-term debt, including the current portions thereof but excluding the limited partnership facilities, plus certain other obligations identified in the credit agreement, including but not limited to, any outstanding amounts under the Company’s Canadian operating facility, and any outstanding letters of credit.

•	Senior Debt, for the purpose of calculating the Company’s financial debt covenants, is determined as Total Funded Debt less amounts outstanding on the Company’s second lien senior secured term loan and senior unsecured notes.

The facility is secured by a general security agreement over all the present and future property of the Company and its subsidiaries. The Company was in compliance with all of its debt covenants at December 31, 2016 and 2015. Other than described above, the security and debt covenants on the facility remain unchanged from December 31, 2015.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b)	In November 2016, Savanna secured a $17,000 mortgage on the Company’s operating facility in Leduc. The mortgage matures on December 31, 2041 and bears interest at 4.95%. The mortgage is secured by the related land and buildings in Leduc. Debt issue costs with respect to the mortgage are expensed over the term of the loan, to a maximum of five years, as finance expenses.

c)	In December 2016, the Company entered into a $200,000 second lien senior secured term loan facility. The term loan matures on December 31, 2021, and bears interest at 7.15% per annum, payable semi-annually in June and December of each year. Amortization payments equal to 1% of the original principal amount are payable annually, in equal quarterly installments, with the balance due on the final maturity date. The credit agreement governing the term loan contains certain restrictions that limit the Company’s ability to incur additional indebtedness, make restricted payments, and dispose of certain assets.

The proceeds from the term loan were made available in two draws, and at December 31, 2016, Savanna has only made the first draw of $105,000. Amounts borrowed under the term loan that are repaid or prepaid are not available for re-borrowing. Savanna may not prepay the term loan prior to the second anniversary thereof, except with payment of a make-whole premium. At any time following the second anniversary of the term loan and prior to the third anniversary, Savanna may prepay the Term Loan at a premium equal to 105% of the principal amount repaid. Thereafter, Savanna may prepay the term loan with no prepayment premium. Debt issue costs with respect to this term loan are expensed over the term of the loan as finance expenses.

The term loan is secured by a general security agreement over all the present and future property of the Company and its subsidiaries on a second priority basis, subordinate only to the senior secured revolving credit facility and the mortgage.

d)	Savanna’s senior unsecured notes, due May 25, 2018, bear interest at a fixed rate of 7.0% per annum, which is payable semi-annually in May and November of each year, and rank equal in right of payment to all existing and future unsecured indebtedness. These notes contain certain restrictions that limit the Company’s ability to incur additional indebtedness, make restricted payments, and dispose of certain assets. Debt issue costs with respect to these notes are expensed over the term of the loan as finance expenses.

In July 2016, Savanna repurchased and cancelled $5,400 of the senior unsecured notes for an aggregate purchase price of $4,927 resulting in a gain on repurchase of $473. In December 2016, Savanna repurchased and cancelled $62,515 of the senior unsecured notes for an aggregate purchase price of $63,140 resulting in a loss on repurchase of $625. The net $152 loss on these note repurchases is included in other income (expenses) (Note 12).

e)	Finance lease obligations relate to field equipment with five year lease terms. The Company has the option to purchase the equipment for a nominal amount at the conclusion of the lease agreements. The finance lease obligations are secured by the related equipment (Note 18). Minimum lease payments required over the next three years are as follows:

$
For the years ending December 31, 2017	235
2018	202
2019	52

489

Savanna Energy Services Corp. 2016 ANNUAL REPORT	32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

f)	The limited partnership facilities are in limited partnerships partially owned by the Company. Within the individual limited partnerships, the loans are secured by a general assignment of book debts and a general security agreement charging all present and after-acquired property of the partnerships. In 2016, one of the limited partnerships repaid the outstanding balance on its bank facility. The total amount available and outstanding consists of two (December 31, 2015 – three) separate facilities in two (December 31, 2015 – three) separate limited partnerships. The limited partnership facilities are subject to debt covenants. For each of the two facilities, all of the debt covenants were complied with at December 31, 2016. For one of the facilities, the related limited partnership’s debt coverage service ratio (earnings before finance expenses and depreciation divided by scheduled interest and principal payments on a twelve month trailing basis) was modified and is calculated as: earnings before finance expenses and depreciation divided by scheduled interest payments on a twelve month trailing basis. The amount outstanding on this facility at December 31, 2016 was $3,200. Principal payments over the next three years are as follows:

$
For the years ending December 31, 2017	1,823
2018	1,858
2019	974

4,655

Note 24. Onerous Lease Liabilities

The breakdown of onerous lease liabilities is as follows:

For the years ended December 31	2016	2015
	$	$
Additions	4,524	—
Net payments incurred against the provision	(1,246)	—
Effect of changes in foreign exchange rates	37	—

Balance, end of year	3,315	—
Less: current portion (Note 20)	488	—

	2,827	—

Onerous lease liabilities relates to provisions for office and shop lease contracts that are no longer in use but for which the Company is still obligated to make payments. The aggregate liability was measured at the present value of the lower of the expected cost of terminating the contracts and the expected net cost of continuing with the contracts. In 2016, the Company recognized $4,524 in other expenses (income) (2015 - $Nil) relating to the liability (Note 12). The current portion is included in accounts payable and accrued liabilities (Note 20).

Savanna Energy Services Corp. 2016 ANNUAL REPORT	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25. Share Capital

A) AUTHORIZED

The Company has authorized an unlimited number of common shares, Class A common shares, and preferred shares.

B) ISSUED

For the year ended December 31		2016		2015
	Shares	$	Shares	$
COMMON SHARES
Balance, beginning of year	90,251	1,007,737	90,082	1,007,278
Issued for cash on exercise of stock options	23	30	—	—
Fair value of stock options exercised	—	9	—	—
Issued through dividend reinvestment plan	—	—	170	459
Issued through bought deal	14,950	21,678	—	—
Issued through private placement	13,000	18,850	—	—
Share issue costs, net of tax	—	(1,222)	—	—

Balance, end of year	118,224	1,047,082	90,252	1,007,737

At December 31, 2016, the Company had 8,532 (2015 – 8,560) common shares reserved for issue upon exercise of stock options and PSUs.

On December 13, 2016, the Company issued 14,950 common shares at a price of $1.45 per share for gross proceeds of $21,678 on a bought-deal basis with a syndicate of underwriters.

On December 13, 2016, the Company also issued 13,000 common shares at a price of $1.45 per share for gross proceeds of $18,850 on a private placement basis.

In conjunction with securing the second lien senior secured term loan facility (Note 23 (c)), 7,000 warrants to purchase common shares of the Company were issued, entitling the holder to acquire up to 7,000 common shares at a price of $2.50 per common share. The warrants expire on December 13, 2018 and can be exercised at any time prior to such date. Provided the volume weighted average price of the common shares is greater than the exercise price of the warrants for 60 consecutive calendar days, Savanna will have the option to require the holder to exercise all or any portion of the warrants at any time thereafter and from time to time.

In January 2015, Savanna declared a quarterly dividend of $2,708 or $0.03 per share, payable on April 15, 2015. Savanna eliminated dividends after this payment.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

C) DEFERRED SHARE UNIT PLAN

The Company has a deferred share unit plan for independent directors and officers of the Company. The DSUs are granted annually and represent rights to share value based on the number of DSUs issued. Under the terms of the plan, DSUs awarded to independent directors will vest immediately and those awarded to officers will vest equally over a three-year term on their anniversary date. Additional DSUs are awarded in lieu of dividends, when declared, based on the number of DSUs outstanding. Effective July 2010, DSUs are only granted to independent directors. In 2015, one officer of the Company was granted DSUs for worked performed as an independent director, prior to that individual becoming an officer of the Company.

		2016		2015
	Outstanding	Exercisable at Dec. 31	Outstanding	Exercisable at Dec. 31
Outstanding, beginning of year	1,358	1,303	864	864
Granted	302	302	574	491
Cancelled/Forfeited	—	—	(35)	(35)
Settled in cash	(181)	(181)	(45)	(45)

Outstanding, end of year	1,479	1,424	1,358	1,275

The number of DSUs expected to vest are valued on a mark-to-market basis. The recognition and valuation of DSUs results in share-based compensation expense (Note 9) and a corresponding liability, which was included in accounts payable and accrued liabilities (Note 20).

D) PERFORMANCE SHARE UNIT PLAN

The Company has a performance share unit plan for officers of the Company. The PSUs are granted annually and represent rights to share value based on the number of PSUs issued and achieving certain performance criteria as set out by the Board of Directors. Subject to achievement of performance criteria, under the terms of the plan, PSUs awarded will vest over, or at the end of, a three-year term and are recognized over their vesting period. PSUs, which meet the performance and other vesting criteria, will be settled in cash or common shares of the Company upon exercise. Additional PSUs are awarded in lieu of dividends, when declared, based on the number of PSUs outstanding.

		2016		2015
	Outstanding	Exercisable at Dec. 31	Outstanding	Exercisable at Dec. 31
Outstanding, beginning of year	551	5	389	74
Granted	345	—	531	—
Cancelled	(14)	—	(295)	—
Settled in cash	(5)	(5)	(74)	(74)

Outstanding, end of year	877	—	551	—

The number of PSUs expected to vest are valued on a mark-to-market basis. The recognition and valuation of PSUs results in share-based compensation expense (Note 9) and a corresponding liability, which was included in accounts payable and accrued liabilities (Note 20).

Savanna Energy Services Corp. 2016 ANNUAL REPORT	35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

E) RESTRICTED SHARE UNIT PLAN

The Company has a restricted share unit plan for the purpose of developing the interest of employees in the growth and development of the Company by providing them rights to share value based on the number of RSUs granted. Under the terms of the plan, RSUs awarded will vest equally over a three-year term on their anniversary date and are recognized over their vesting period. RSUs are settled in cash upon vesting. Additional RSUs are awarded in lieu of dividends, when declared, based on the number of RSUs outstanding.

	2016		2015
	Outstanding	Exercisable at Dec. 31	Outstanding	Exercisable at Dec. 31
Outstanding, beginning of year	149	79	464	112
Granted	—	—	11	—
Cancelled/Forfeited	(28)	(1)	(222)	(8)
Settled in cash	(78)	(78)	(104)	(104)

Outstanding, end of year	43	—	149	—

The number of RSUs expected to vest are valued on a mark-to-market basis. The recognition and valuation of RSUs results in share-based compensation expense (Note 9) and a corresponding liability, which was included in accounts payable and accrued liabilities (Note 20).

F) PHANTOM SHARE ENTITLEMENT PLAN

The Company has a phantom share entitlement plan for the purpose of developing the interest of employees in certain of its foreign subsidiaries in the growth and development of the Company by providing them rights to share value based on the number of PSEs granted.

	2016			2015
		Weighted-Average			Weighted-Average
		Exercise Price	Exercisable		Exercise Price	Exercisable
	Outstanding	(per share)	PSEs at	Outstanding	(per share)	PSEs at
	PSEs	$	Dec. 31	PSEs	$	Dec. 31
Outstanding, beginning of year	612	2.81	218	448	7.45	384
Granted	37	1.61	—	584	1.71	—
Expired	(49)	8.75	(49)	(45)	6.25	(45)
Cancelled/Forfeited	(157)	2.14	(28)	(375)	6.22	(223)

Outstanding, end of year	443	2.29	141	612	2.81	116

Compensation expense for PSEs is recognized using fair value, which is adjusted at the end of each reporting period, and is amortized over the vesting period. For PSEs granted in 2016, the Company used the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 0.7% to 1%, expected lives of two to five years, expected annual dividends of $Nil, estimated forfeiture rates of 22% and expected volatilities of 49% to 64%. For PSEs granted in 2015, the Company used the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 0.5% to 0.7%, expected lives of two to five years, expected annual dividends of $Nil, estimated forfeiture rates of 10% to 21% and expected volatilities of 43% to 52%. The recognition and valuation of PSEs results in share-based compensation expense (Note 9) and a corresponding liability, which was included in accounts payable and accrued liabilities (Note 20).

Savanna Energy Services Corp. 2016 ANNUAL REPORT	36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

G) STOCK OPTION PLAN

The Company has a stock option plan for the purpose of developing the interest of officers and employees of the Company and its subsidiaries in the growth and development of the Company by providing them with the opportunity, through stock options, to acquire an increased effective interest in the Company.

	2016		2015
		Weighted-Average Exercise Price (per share)		Weighted-Average Exercise Price (per share)
	Stock Options		Stock Options
		$		$
Outstanding, beginning of the year	5,197	3.57	5,810	7.28
Granted	—	—	3,693	1.64
Exercised	(23)	1.30	—	—
Expired	(421)	8.72	(318)	5.82
Forfeited	(541)	4.22	(3,988)	7.01

Outstanding, end of year	4,212	2.98	5,197	3.57

At December 31, 2016, 4,212 (2015 – 5,197) options were outstanding at exercise prices between $1.19 and $8.69 per share (2015 - $1.19 and $9.23 per share). The options expire from May 22, 2017 to December 15, 2020 and vest in equal amounts on their anniversary over three years. At December 31, 2016, 1,703 (2015 – 1,429) options were exercisable at a weighted-average exercise price of $4.73 per share (2015 - $7.70 per share). The following table summarizes these details:

	2016			2015
	Number of	Weighted-Average	Number of	Number of	Weighted-Average	Number of
Exercise Price	Options	Contractual	Options	Options	Contractual	Options
(per share)	Outstanding	Life (years)	Exercisable	Outstanding	Life (years)	Exercisable
$1.19 - $ 1.29	842	4.0	—	925	5.0	—
$1.30 - $ 1.65	803	3.9	253	923	4.9	—
$1.66 - $ 2.25	1,519	3.4	506	1,653	4.4	—
$5.78 - $ 7.65	843	1.3	772	950	2.3	781
$7.66 - $ 9.23	205	2.1	172	744	1.4	648

	4,212	3.1	1,703	5,195	3.8	1,429

Compensation expense for stock options is recognized using the fair value when the stock options are granted, and is amortized over the option’s vesting period (Note 9). No options were granted in 2016. For options granted in 2015, the Company used the Black-Scholes option-pricing model with the following assumptions: risk-free interest rates of 0.5% to 1.0%, expected lives of three to five years, expected annual dividends of $Nil, estimated forfeiture rates of 13% to 17% and expected volatilities of 34% to 47%.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

H) RECONCILIATION OF WEIGHTED-AVERAGE SHARES OUTSTANDING

For the years ended December 31	2016	2015
Basic weighted-average shares outstanding	91,630	90,245

Diluted weighted-average shares outstanding	91,630	90,245

For the years ended December 31, 2016 and 2015, the effect of dilutive securities with respect to stock options was anti-dilutive, resulting in the same weighted average shares outstanding on both a basic and diluted basis.

Note 26. Capital Management

The capital structure of the Company consists of the following:

For the years ended December 31	2016	2015
	$	$
Long-term debt (Note 23)	249,660	277,081
Shareholders’ equity	478,331	504,586

Total capitalization	727,991	781,667

Long-term debt to shareholders’ equity ratio	0.52	0.55

Savanna’s primary objective of managing capital, given the cyclical nature of the oil and gas services business, is to preserve the Company’s financial flexibility in order to benefit from potential opportunities as they arise and in turn to maximize returns for Savanna shareholders. This objective is achieved by: prudently managing the capital generated through internal growth; optimizing the use of lower cost capital; raising share capital or placing debt when required to fund growth initiatives; and a conservative approach to safeguarding the Company’s assets. The Company’s overall capital management strategy remains unchanged from 2015.

The Company’s ability to access its revolving credit facility is directly dependent, among other factors, on the financial ratios described in Note 23(a). The Company was in compliance with all of its debt covenants as at December 31, 2016 and 2015. Other than its debt covenants and certain restrictions related to its term loan and senior unsecured notes, as described in Notes 23(c) and 23(d) respectively, the Company has no externally-imposed capital requirements.

Additionally, the ability to raise capital could be restricted in the face of a reduction in oilfield service demand. Although Savanna cannot anticipate all eventualities in this regard, the Company strives to maintain what it believes to be a conservative long-term debt to shareholders’ equity ratio. In certain circumstances the Company may need to increase this ratio in order to fund significant acquisitions or other significant expansions.

The Company intends to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of underlying assets. In order to maintain or adjust Savanna’s capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, adjust the amount of dividends paid to align the dividend policy with shareholder expectations, raise debt or refinance existing debt with different characteristics.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27. Supplementary Cash Flow Information

The net change in working capital items other than cash is as follows:

For the years ended December 31	2016	2015
	$	$
Accounts receivable and deferred revenue	(24,238)	92,687
Inventory	258	587
Prepaid expenses and deposits	(514)	(74)
Accounts payable and accrued liabilities	10,665	(62,903)

	(13,829)	30,297

Represented by:
Cash flows from (used in) operating activities	(23,047)	51,297
Cash flows from (used in) investing activities	9,218	(21,000)

	(13,829)	30,297

Note 28. Related Party Transactions

The Company’s related parties include its wholly-owned subsidiaries, partnerships partially owned by the Company, and the directors and officers of the Company. Balances and transactions between the Company and its wholly-owned subsidiaries or limited partnerships partially owned by the Company are eliminated on consolidation and, therefore, are not disclosed. The following related party transactions occurred during 2016:

a)	Compensation expense for the directors and officers of the Company is included in general and administrative expenses and share-based compensation expenses, as applicable, and comprised the following:

For the years ended December 31	2016	2015
	$	$
Wages, salaries and other short-term employee benefits	1,575	1,846
Share-based compensation	3,277	(1,752)
Other	292	3,988

	5,144	4,082

b)	Revenue in the amount of $206 (2015 – $2,864) was earned from customers that have common directors of the Company.

The related party transactions above were in the normal course of operations and were measured at fair value, which are the amounts of consideration established and agreed to by the related parties and, which in the opinion of management, are considered similar to those negotiable with third parties.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 29. Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, notes receivable, bank indebtedness, accounts payable and accrued liabilities, and long-term debt. All of the Company’s financial instruments were classified as either FVTPL, loans and receivables or other financial liabilities. The fair values of the Company’s financial instruments are as follows:

i)	The carrying amounts of cash, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

ii)	The carrying amounts of the Company’s revolving credit facilities (Note 23(a)) approximate their fair values due to the variable interest rates applied to these facilities, which approximate market interest rates (level-two).

iii)	The fair value of the Company’s senior unsecured notes (Note 23(d)) is estimated based on level-two inputs, which are based on quoted market prices in active markets for identical liabilties. The Company’s senior unsecured notes had a fair value of $107,888 at December 31, 2016 (2015 - $142,625).

iv)	The fair values of the Company’s remaining long-term debt (Notes 23(b), (c), (e) and (f)) are estimated based level-two inputs, which are based on current market interest rates and are not materially different than their carrying amounts.

The nature of these financial instruments and the Company’s operations expose the Company to financial risks. Financial risk management is the responsibility of the Company’s corporate finance function. The main objective of the Company’s risk management process is to properly identify financial risks and minimize the exposure to potential losses arising from those risks. The nature of the Company’s operations and the issuance of long-term debt expose the Company to risks of varying degrees of significance. The principal financial risks to which the Company is exposed are described in a) to d) below. The Company does not manage these risks through the use of derivative instruments.

A) FOREIGN CURRENCY EXCHANGE RISK

The Company is exposed to foreign currency fluctuations as revenues, expenses and working capital derived from its foreign operations are denominated in U.S. dollars, Australian dollars and Mexican pesos. In addition, the Company’s foreign subsidiaries are subject to translation gains and losses on consolidation. Realized foreign exchange gains and losses are included in net loss while foreign exchange gains and losses arising on the translation of the assets, liabilities, revenues and expenses of the Company’s foreign operations are included in OCI. The Company’s Canadian dollar equivalent of working capital, excluding the current portion of long-term debt, denominated in foreign currencies was as follows:

	2016	2015
	$	$
Working capital denominated in U.S. dollars	7,555	3,520
Working capital denominated in Australian dollars	28,081	9,481
Working capital (deficiency) denominated in Mexican Pesos	80	(371)

	35,716	12,630

The Company also holds U.S. and Australian dollar denominated debt (Note 23(a)). The Company’s U.S. dollar debt was used to manage the exposure to foreign exchange gains and losses arising from the translation of its U.S. functional currency operations included in OCI.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s sensitivity to foreign currency fluctuations is as follows: all else being equal, a hypothetical strengthening of 5% of each of the U.S. dollar, Australian dollar and Mexican peso against the Canadian dollar would have increased (decreased) earnings before income taxes and OCI as follows:

For the year ended December 31, 2016	U.S. Dollar	Australian Dollar	Mexican Peso	2016 Total
	$	$	$	$
Earnings (Loss) before income taxes	(769)	912	3	146
OCI	13,238	1,786	1	15,025

	12,469	2,698	4	15,171

For the year ended December 31, 2015	U.S. Dollar	Australian Dollar	Mexican Peso	2015 Total
	$	$	$	$
Earnings (Loss) before income taxes	(3,999)	914	21	(3,064)
OCI	10,939	1,188	821	12,948

	6,940	2,102	842	9,884

For a hypothetical 5% weakening of each of the U.S. dollar, Australian dollar and Mexican peso against the Canadian dollar, there would be an equal and opposite effect on earnings before income taxes and OCI to that presented in the tables above.

B) INTEREST RATE RISK

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. The Company’s fixed-rate debt is subject to interest rate price risk, as the values will fluctuate as a result of changes in market interest rates. Floating-rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate with changes in market interest rates.

Of the Company’s total debt at December 31, 2016, 92% was fixed-rate debt (2015 – 66%) and 8% was floating-rate debt (2015 – 34%). The remainder of the Company’s financial assets and liabilities are not exposed to interest rate risk. For the year ended December 31, 2016, all else being equal, a 1% increase in interest rates on floating-rate debt would have decreased earnings before income taxes by $795 (2015 - $1,391). For a 1% decrease in interest rates on floating-rate debt, there would be an equal and opposite effect on earnings before income taxes.

C) CREDIT RISK

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers in the form of outstanding accounts receivable, and suppliers in the form of deposits placed on long-lead items. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

As stated above, the carrying amount of accounts receivable reflects management’s assessment of the credit risk associated with its customers. The Company generally grants unsecured credit to its customers; however, the Company applies rigorous evaluation procedures to all new customers and analyzes and reviews the financial health of its current customers on an ongoing basis. The allowance for doubtful accounts and past due receivables are reviewed by management on a monthly basis. Accounts receivable are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer will default. The Company takes into consideration the customer’s payment history, their credit worthiness and the current economic environment in which the customer operates to assess impairment. The Company accounts for a specific bad debt provision when management considers that the expected recovery is less than the actual amount receivable. When a receivable balance is considered uncollectible it is written off against the allowance for doubtful accounts. Subsequent recovery of amounts previously written off is included in net loss.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Based on the nature of its operations, Savanna will always have a concentration of credit risk as a substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. For the year ended December 31, 2016, ten customers comprised 61% of revenue (2015 - 61%) and one customer comprised 33% of revenue (2015 - 31%). At December 31, 2016, ten customers comprised 58% of trade accounts receivable (2015 - 68%) and one customer comprised 27% of trade accounts receivable (2015 - 39%). At December 31, 2016, approximately 99% (2015 – 97%) of trade accounts receivable had been outstanding for less than 90 days.

The following details the age of outstanding accounts receivable and the related allowance for doubtful accounts:

As at December 31	2016 $
Not overdue (outstanding for less than 30 days)	33,860
Past due for more than one day but not more than three months	25,413
Past due for more than three months but not more than six months	81
Past due for more than six months	88

Total trade accounts receivable	59,442
Less allowance for doubtful accounts	(168)

Net trade accounts receivable	59,274

The change in the allowance for doubtful accounts is as follows:

For the years ended December 31	2016 $	2015 $
Balance, beginning of year	(757)	(580)
Additional allowance	(377)	(137)
Amounts used	945	72
Changes due to changes in foreign exchange rates	21	(112)

Balance, end of year	(168)	(757)

Savanna Energy Services Corp. 2016 ANNUAL REPORT	42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

D) LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or can do so only at excessive cost. The Company manages liquidity risk through management of its capital structure, monitoring and reviewing actual and forecasted cash flows and their effect on bank covenants, and maintaining unused credit facilities where possible to ensure there are available cash resources to meet the Company’s liquidity needs. The Company can finance any future growth through one of, or a combination of, internally generated cash flows, borrowing under existing credit facilities, the issuance of debt or the issuance of equity, according to its capital management objectives (Note 26) and subject to appropriate market conditions. The expected maturities of the Company’s contractual obligations, including interest, are as follows:

For the years ending	Dec. 31 2017	Dec. 31 2018	Dec. 31 2019	Dec. 31 2020	Dec. 31 2021	Thereafter	Total
Bank indebtedness (Note 19)	4,416	—	—	—	—	—	4,416
Accounts payable and accrued liabilities (Note 20)	56,885	—	—	—	—	—	56,885
Income taxes payable (Note 13(c))	559	—	—	—	—	—	559
Operating leases (Note 21(a))	2,796	2,509	2,124	2,118	1,355	198	11,100
Capital commitments (Note 21(b))	22,036	—	—	—	—	—	22,036
Long-term debt* (Note 23)	25,746	124,381	27,396	10,367	105,253	20,356	313,499
Onerous lease liabilities (Note 24)	488	267	297	343	242	1,678	3,315

	112,926	127,157	29,817	12,828	106,850	22,232	411,810

*	Interest payments required on the revolving credit facility (Note 23(a)) are estimated based on an assumed static prime rate of interest.

Savanna Energy Services Corp. 2016 ANNUAL REPORT	43